Mail Stop 3561

September 15, 2008

Via U.S. Mail

Mr. Frederic Richardson, Chief Executive Officer
PSPP Holdings, Inc.
11710 Old Georgetown Road, Suite 808
North Bethesda, Maryland 20852

>   **Re: PSPP Holdings, Inc.**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed February 13, 2008**
>   **File No. 000-24723**

Dear Mr. Richardson:

We have reviewed your response letter dated September 5, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2007

Financial Statements, page 9
Independent Auditors' Report, page 10

1.	Your response to our prior comment 3 indicated that the auditors report will be revised such that the titles of your financial statements match the titles of the statements in the audit report. Please note our original comment also requested clarification of the years of the financial statements that were audited. As originally requested, please confirm that your statements of operations, changes in stockholders' equity/(deficit) and cash flows were audited for the last two fiscal years ended December 31, 2007 and 2006. You should revise your filing to include the independent auditors' report with respect to the audit of the statement of operations, changes in stockholders' equity/(deficit) and cash flows for the year ended December 31, 2006 in addition to the year ended December 31, 2007.

Consolidated Balance Sheets, page 11

2.	We note from your response to our prior comment 4 that your presentation of stockholders' equity/(deficit) less your investments in Oxford Knights International, Dream Investments TV, eSafe, Inc. and Invest, Inc at December 31, 2007 was in error. As originally requested, please tell us and revise your presentation to clarify, your ownership percentage of each of these investments, how you acquired the investment (issuances of cash or stock) the amounts paid or issued at the acquisition date, and when each was acquired.

3.	Furthermore, you indicate in your revised accounting that the $45,000 investment in Invest, Inc. was misclassified and will be presented in additional paid in capital. Please tell us the nature of this investment and why you believe classification in equity, specifically additional paid in capital, is appropriate. We may have further comment upon receipt of your response.

4.	In a related matter, please ensure that all disclosures for corrections of errors are included in your amended 10-KSB, including labeling the financial statements as "restated." Please refer to SFAS 154.

5.	We note your response to our prior comment 5 and are unclear as to the accounting for the investment in eSafe, Inc. as of December 31, 2006. You state in your response that the transactions "will be accounted for on the financial statements on the amended Form10-KSB." Please clarify if the investments represent stock issued and why the stock and related investment in eSafe was not included in your shareholders' equity and balance sheet, respectively, at December 31, 2006. Please also provide us with your planned accounting for the issuance of the common and preferred stock in 2006, the receipt of the 1,000 shares of eSafe in 2006, the return of eSafe shares in 2007 to UC Hub Group, and the distribution of the common and preferred shares returned by UC Hub Group to various entities affiliated with your officers and directors. We may have further comment upon receipt of your response.

Consolidated Statement of Changes in Shareholders' Equity/(Deficit), page 15

6.   Please refer to your response to our prior comment 6. As part of your response, please provide us with the amended statement of changes in shareholders' equity for December 31, 2006 and 2007 that you intend to include in your amended Form 10-KSB. We may have further comment upon review of your response.

Notes to Consolidated Financial Statements, page 16
Stock Based Compensation, page 18

7.   We note from your response to our prior comment 8 that you will correct the disclosures with regard to your application of SFAS 123R in your annual report for December 31, 2008. Please note, that since your December 31, 2006 and 2007 financial statements will be restated and annual reports amended, we expect that the revisions with regard to your application of SFAS 123R and not APB 25, would be included in your restated financial statements for December 31, 2006 and 2007. Please confirm your understanding.

Note 5 – Capital Stock, page 19

8.   We note your response to our prior comment 8 and do not believe you have been fully responsive to our requests. As originally requested, please clarify the reason for canceling the shares issued and explain how you have reflected the services rendered in your financial statements if you have already received such services. Also, please explain how the company intends to pay for the services if stock issued will be canceled.

Item 8A. Controls and Procedures, page 25

9.   We refer to your response to our prior comment 9. It is unclear how management could conclude that internal controls over financial reporting were effective when management did not conduct an evaluation of such controls. As originally requested, we ask that you complete your evaluation and amend your filing as soon as possible to provide the required management's report on internal control

over financial reporting. Please include the proposed disclosure for Item 8A in its entirety in your response.

10.   Also, as originally requested in our prior comment 9, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. Please include your proposed disclosure on the effectiveness of disclosure controls and procedures in your response.

<u>Quarterly report on Form 10-Q for the quarter ended June 30, 2008</u>

<u>Management's Discussion and Analysis or Plan of Operation, page 2</u>
<u>Critical Accounting Policies, page 2</u>

11.   We refer to your response to our prior comment 2 in which you indicated that changes have been made to your critical accounting policies disclosures to conform to the guidance in FR-72. It is unclear where such changes have been made, as we note no further detail disclosed on page 2 and the reference in your response directs us to the controls and procedures discussion. Please advise or revise future filings to comply with our prior comment number 2.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief